UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Winc, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

97265W105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)
☐	Rule 13d – 1(c)
☒	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97265W105
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cool Japan Fund Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

	5.	SOLE VOTING POWER 0
NUMBER OF
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 1,026,198
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 1,026,198

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,198

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.80% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (Corporation organized in Japan)

(1)

Based on 13,159,170 shares of common stock of Winc, Inc. (the “Issuer”) outstanding as of December 8, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 97265W105
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CJF Palate Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5.	SOLE VOTING POWER 0
NUMBER OF
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 1,026,198
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 1,026,198

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,198

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.80% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 13,159,170 shares of common stock of the Issuer outstanding as of December 8, 2021,

according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 97265W105
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sake Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5.	SOLE VOTING POWER 0
NUMBER OF
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 615,719
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 615,719

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,719

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.68% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 13,159,170 shares of common stock of the Issuer outstanding as of December 8, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 97265W105
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rice Wine Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5.	SOLE VOTING POWER 0
NUMBER OF
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 410,479
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 410,479

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,479

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.12% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 13,159,170 shares of common stock of Issuer outstanding as of December 8, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on December 9, 2021.

Item 1(a).	Name of Issuer:

Winc, Inc. a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1751 Berkeley St., Studio 3, Santa Monica, California.

Item 2(a).	Name of Person Filing.

This statement is filed on behalf of Cool Japan Fund Inc., a corporation organized in Japan (“Cool Japan”), CJF Palate Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Cool Japan (“CJF”), Sake Ventures LLC, a Delaware limited liability company and wholly-owned subsidiary of CJF (“Sake Ventures”), and Rice Wine Ventures LLC, a Delaware limited liability company and wholly-owned subsidiary of CJF ( “Rice Wine” and collectively with Sake Ventures, CJF and Cool Japan, the “Reporting Persons”).

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 99.1.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address for each Reporting Person is: 17F Roppongi Hills Mori Tower, 6-10-1 Roppongi, Minato-Ku, Tokyo, 106-6117, Japan

Item 2(c).	Citizenship.

Cool Japan is organized in Japan and each of CJF, Sake Ventures and Rice Wine are organized in Delaware.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number.

97265W105

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons are calculated based upon 13,159,170 shares of common stock of the Issuer outstanding as of December 8, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on December 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022		Cool Japan Fund Inc.

	By:	/s/ Kenichi Kawasaki
	Name:	Kenichi Kawasaki
	Title:	President and CEO

Dated: February 9, 2022		CJF Palate Holdings LLC

	By:	/s/ Shuhei Ohashi
	Name:	Shuhei Ohashi
	Title:	Manager

Dated: February 9, 2022		Sake Ventures LLC

	By:	/s/ Akihiro Ishii
	Name:	Akihiro Ishii
	Title:	Manager

Dated: February 9, 2022		Rice Wine Ventures LLC

	By:	/s/ Shuhei Ohashi
	Name:	Shuhei Ohashi
	Title:	Manager